                            EXHIBIT 2 TO SCHEDULE 13D
       INFORMATION WITH RESPECT TO THE BOARD OF GOVERNORS OF SOLIDUS, LLC

         Solidus, LLC ("Solidus") is a limited liability company managed by a Board of Governors. The members of the Board of Governors are E. Townes Duncan, John Morris and Alfred Morris. Mr. Duncan has been designated the Chief Manager of Solidus, and is responsible for the routine management of its business. Information with respect to Mr. Duncan is set forth in the Schedule 13D.

- Information with respect to the other members of the Board of Governors is as follows:

         - John A. Morris, Jr., M.D., is Professor of Surgery at the Vanderbilt University School of Medicine, 2100 Pierce Avenue, 243 Medical Center South, Nashville, Tennessee, 37212, and is the Chairman of the Board of Directors of Sirrom Capital Corporation ("Sirrom"). The address of Dr. Morris and of Sirrom is 500 Church Street, Suite 200, Nashville, Tennessee 37219. Sirrom is a specialty finance company that makes loans to small businesses. During the last five years, Dr. Morris has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Dr. Morris has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Dr. Morris is a citizen of the United States. Except as set forth in Item 4 of the Schedule 13D with respect to Solidus, Mr. Morris has no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

         - Alfred Morris is self-employed as a private investor. His residence is 970 Park Avenue, Apt. 7N, New York, New York 10028. During the last five years, Mr. Morris has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Morris has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Mr. Morris is a citizen of the United States. Except as set forth in Item 4 of the Schedule 13D with respect to Solidus, Mr. Morris has no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

-        Interest in securities of the Issuer:

         Neither John Morris nor Alfred Morris beneficially owns shares of Common Stock.